Exhibit 3.4

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION,

AS AMENDED,

OF

SIMPLICITY ESPORTS AND GAMING COMPANY

Under Section 242 of the Delaware General Corporation Law

Simplicity Esports and Gaming Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The name of the Corporation is Simplicity Esports and Gaming Company. The Corporation was originally incorporated under the name “I-AM Capital Acquisition Company”. The Corporation’s original certificate of incorporation was filed with the Secretary of State of the State of Delaware on April 17, 2017 (the “Original Certificate”). An amended and restated certificate of incorporation which restated and amended the provisions of the Original Certificate was filed with the Secretary of State of the State of Delaware on May 31, 2017 (the “Amended and Restated Certificate”). A second amended and restated certificate of incorporation which restated and amended the provisions of the Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on August 16, 2017 (the “Second Amended and Restated Certificate”). A third amended and restated certificate of incorporation which restated and amended the provisions of the Second Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on November 20, 2018 (the “Third Amended and Restated Certificate”). A certificate of amendment which amended the provisions of the Third Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on January 2, 2019.

SECOND: The Third Amended and Restated Certificate, as amended, is hereby amended as follows:

Section 4.1 Authorized Capital Stock lasses and Number of Shares. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 21,000,000 shares, consisting of (a) 20,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Upon the Effective Time (as defined below) of this Certificate of Amendment, each one (1) share of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time will be and hereby is automatically reclassified and changed (without any further act) into one-fifth (1/5) of a validly issued, fully-paid and non-assessable share of Common Stock, without increasing or decreasing the par value thereof, provided that no fractional shares shall be issued in respect of any shares of Common Stock held by any holder in any one account which account has fewer than five (5) shares of Common Stock immediately prior to the Effective Time, and that, instead of issuing such fractional shares, any fractional shares shall be rounded up to the next higher whole share.

THIRD: The remaining provisions of the Third Amended and Restated Certificate, as amended, not affected by the aforementioned amendments shall remain in full force and not be affected by this Certificate of Amendment.

FOURTH: The amendment of the Third Amended and Restated Certificate, as amended, effected by this Certificate of Amendment was duly authorized by the stockholders of the Corporation on June 23, 2020, after first having been declared advisable by the Board of Directors of the Corporation on April 22, 2020, and subsequently approved by the Board of Directors on September 11, 2020, all in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment will become effective on October 13, 2020 (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer this 18th day of September, 2020.

By:	/s/ Jed Kaplan
Name:	Jed Kaplan
Title:	Chief Executive Officer and interim Chief Financial Officer